Jetson AI Inc.



ANNUAL REPORT

251 W 30th Street, Suite 507

New York, NY 10001

0

www.jetson.ai

This Annual Report is dated April 28, 2021.

BUSINESS

Founded in 2017, Jetson is a voice-first SaaS (Software as a Service) platform that aims to upgrade the smart speaker and voice assistant experience with greater intelligence. The Company's product provides artificial intelligence (AI) technology designed to enable businesses to sell their products and services through intelligent voice technology such as Amazon Alexa and Google Home. Businesses can either create a voice-first marketplace with a self-service dashboard, or integrate the technology into their existing systems with our application program interface (API) to build custom voice technology solutions. Our technology helps consumers and voice assistants have multi-step conversations in which voice assistants can more accurately respond to various customer requests, as well as securely process transactions. It utilizes machine learning algorithms that continually learn based on customer interactions. By allowing consumers to speak naturally, we see an opportunity for our voice technology to create a frictionless customer experience in the areas of e-commerce shopping, restaurant food ordering, and hospitality engagement.

Previous Offerings

Between 2020 and 2019, we sold crowd notes in exchange for $1,070,000 under Regulation Crowdfunding. Convertible to equity - a) 20% discount; b) valuation cap of $8,000,000; c) upon a $1,000,000 preferred stock round for major investors; d) corporate transaction conversion at two times the purchase price.

Name: Common Stock

Type of security sold: Equity

Final amount sold: $1,147,500.00

Number of Securities Sold: 3,246,110

Use of proceeds: Business and product development

Date: March 07, 2018

Offering exemption relied upon: Section 4(a)(2)

Type of security sold: SAFE

Final amount sold: $50,000.00

Use of proceeds: Business and product development

Date: February 06, 2019

Offering exemption relied upon: Section 4(a)(2)

Type of security sold: Convertible Note

Final amount sold: $100,000.00

Use of proceeds: Business and product development

Date: May 07, 2019

Offering exemption relied upon: Section 4(a)(2)

Type of security sold: Convertible Note

Final amount sold: $100,000.00

Use of proceeds: Business and product development

Date: August 01, 2019

Offering exemption relied upon: Section 4(a)(2)

Type of security sold: Convertible Note

Final amount sold: $100,000.00

Use of proceeds: Business and product development

Date: July 09, 2020

Offering exemption relied upon: Section 4(a)(2)

Type of security sold: Crowd Notes

Final amount sold: $1,070,000.00

Use of proceeds: Business and product development

Date: July 26, 2019

Offering exemption relied upon: Regulation CF

Type of security sold: Convertible Note

Final amount sold: $250,000.00

Use of proceeds: Business and Product Development

Date: November 09, 2020

Offering exemption relied upon: Section 4(a)(2)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2020 Compared to 2019

Year ended December 31, 2020 compared to year ended December 31, 2019
Revenues
Total revenues were $5,438 and $1,435 for the years ended December 31, 2020 and 2019, respectively. The Company has not recognized significant revenues and is currently n the

marketing stage of its software.

Expenses
Total operating expenses were $1,231,509 and $1,332,025 for the years ended December 31, 2020 and 2019, respectively. Stock-based compensation was $118,242 and $289,904 for the years ended December 31, 2020 and 2019, respectively. For the same comparative periods the Company incurred marketing expenses of $328,792 and $140,460, respectively; research and development costs of $560,348 and $560,012, respectively; and general and administrative expenses of $342,368 and $631,553, respectively.

Other expenses
Other expenses consist of interest expense on convertible notes and loans payable in the amounts of $87,286 and $5,312 for the years ended December 31, 2020 and 2019.

Liquidity and Capital Resources

At December 31, 2020, the Company had cash of $0.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: Small Business Administration Paycheck Protection Program Bank loan

Amount Owed: $100,457.50

Interest Rate: 1.0%

Maturity Date: April 25, 2022

1% of principal balance payable over two years; subject to 100% forgiveness.

Creditor: Joel Wertzberger

Amount Owed: $100,000.00

Interest Rate: 5.0%

Maturity Date: August 31, 2021

At Lender's option, in lieu of cash payment, accrued interest may convert to common stock of the Company at a pre-money valuation of $20 million. In the event of default, the unpaid principal and interest will convert to shares of common stock based upon two times the outstanding balance at a pre-money valuation of $20 million.

Creditor: Yidi Wertzberger

Amount Owed: $100,000.00

Interest Rate: 5.0%

Maturity Date: August 25, 2021

At Lender's option, in lieu of cash payment, accrued interest may convert to common stock of the Company at a pre-money valuation of $20 million. In the event of default, the unpaid principal and interest will convert to shares of common stock based upon two times the outstanding balance at a pre-money valuation of $20 million.

Creditor: Dale Merritt

Amount Owed: $15,000.00

Interest Rate: 3.0%

Maturity Date: August 01, 2020

In the event of default, the 3% monthly simple interest will convert into compounded interest on an annual basis.

Creditor: TriNet HR III, Inc.

Amount Owed: $34,561.34

Interest Rate: 0.0%

Maturity Date: March 01, 2023

Amount of $36,561.34 with a single payment of $10,968.40 in January 2020 and monthly payments of $1,000 thereafter until the balance is paid in full.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Peter Peng

Peter Peng's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Chairman, Founder, CEO

Dates of Service: June 20, 2017 - Present

Responsibilities: Manages day to day operations, fundraising, business development and product development efforts. (salary $150,000 / per year)

Other business experience in the past three years:

Employer: UniKey Technologies

Title: Head of Marketing and Design

Dates of Service: December 01, 2015 - April 01, 2017

Responsibilities: Main responsibilities included creating annual marketing strategy for the organization, bringing new and disruptive products to market (hardware and software) through a combination of traditional and digital marketing campaigns, providing thought leadership, and providing support across all projects in order to make an impact on the access control industry.

Name: Heber Maughan

Heber Maughan's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Financial Officer

Dates of Service: October 17, 2019 - Present

Responsibilities: Responsible for the planning, implementation, managing and running of all the finance activities of a company, including business planning, budgeting, forecasting and negotiations. (~1% equity or "150,000 shares of common stock" equity grant to work full-time until the crowdfund offering is launched. Salary of $130,546.00 with additional 300,000 stock option grant thereafter)

Other business experience in the past three years:

Employer: MaughanSullivan LLC

Title: Owner

Dates of Service: January 01, 2014 - Present

Responsibilities: Outsourced CFO services, forensic accounting, audits, peer reviews, tax services, and business strategy consulting.

Name: John Caparella

Position: Director on the Board.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2020, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock

Stockholder Name: Peter Peng

Amount and nature of Beneficial ownership: 9,960,000

Percent of class: 60.12

RELATED PARTY TRANSACTIONS

Name of Entity: Peter Peng

Relationship to Company: Officer

Nature / amount of interest in the transaction: The CEO made an initial investment in the Company of $5,000 in early 2018.

Material Terms: He received two short-term advances of $5,000 during 2019 and incurred some personal expenses paid by the Company. The Company applied the initial investment of $5,000 against the amounts due from the officer in 2019. The amounts due from do not bear interest and are considered payable on demand. As of December 31, 2019 and 2018, the amounts due to and from the officer were $2,256 (included in accrued expense) and $90, respectively.

Name of Entity: Peter Peng

Relationship to Company: Officer

Nature / amount of interest in the transaction: On February 8, 2020, the Company's CEO entered into a loan receivable agreement with the Company in which he borrowed $25,000 from the company.

Material Terms: 6% interest per annum and a term of 5 years. The payments are deducted from his payroll checks on a semi-monthly basis. The loan is secured by a portion of common stock.

He received additional advances in 2020. The amount due from officer as of December 31, 2020 was $86,354.

Name of Entity: John Caparella

Relationship to Company: Director

Nature / amount of interest in the transaction: John received 120,000 of common stock for advisory services in 2018. Later in 2019, he made a $50,000 investment into Jetson.

Material Terms: Received 120,000 shares of common stock in 2018, which vest over a two-year period. In February 2019 John entered into a Simple Agreement for Future Equity ("SAFE") note arrangement with the Company in which the Director paid the Company $50,000 entitling him to a 10% discount on the future purchase of the Company's equity. There is no maturity date on the SAFE agreement.

OUR SECURITIES

Our authorized capital stock consists of 20,000,000 shares of common stock, par value $0.01 per share. As of December 31, 2020, 15,066,110 shares of common stock are outstanding (total vested common shares were 11,936,110). The following is a summary of the rights of our capital stock as provided in our certificate of incorporation and bylaws.

No preferred stock designations have been filed with the State of Delaware to date.

Reg CF conversion terms -
a) 20% discount at the election of the Company for non-major investors (valuation cap of $$8,000,000) and upon a $1,000,000 preferred stock round for major investors;
b) corporate transaction conversion at two times the purchase price.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 28, 2021.

Jetson AI Inc.

By   /s/ *Peter Peng*

> Name: Peter Peng

> Title: Chief Executive Officer

Exhibit A

FINANCIAL STATEMENTS

Jetson, AI
Balance Sheets
December 31,

	2020	2019
	(unaudited)	
Assets		
Currents Assets		
Cash and cash equivalents	$ -	$ 649,763
Due from officer	86,354	
Total current assets	86,354	649,763
Deferred costs	26,188	26,187
Deposits	-	5,500
Total assets	112,541	$ 681,450
Liabilities and Stockholders' Equity		
Current liabilities		
Accounts payable	18,401	$ 23,702
Accrued expenses	78,025	99,386
PPP loan payable	100,458	-
Total current liabilities	196,883	123,088
Long-term liabilities:		
Convertible notes	200,000	200,000
Crowd funding notes	1,070,000	1,070,000
SAFE note	50,000	50,000
Loans payable	552,412	-
Total long-term liabilites	1,872,412	1,320,000
Total liabilities	2,069,294	1,443,088
Stockholders' equity		
Common stock, $0.01 par value, 20,000,000 shares authorized, 15,066,110 issued and outstanding as of December 31, 2020 and December 31, 2019, respectively	119,361	91,086
Additional paid-in capital	1,519,211	1,429,244
Subscription receivable		-
Accumulated deficit	(3,595,325)	(2,281,968)
Total stockholders' deficit	(1,956,753)	(761,638)
Total liabilites and stockholders' deficit	112,541	$ 681,450
	(0)	-

See accompanying notes to financial statements.

	Jetson AI, Inc. Statements of Operations For the years ended December 31,	
	2020	**2019**
	(unaudited)	
Revenue	$ 5,438	$ 1,435
Operating expense:		
Marketing and advertising	328,792	140,460
Research and development	560,348	560,012
General and administrative expense	342,368	631,553
Total operating expenses	1,231,509	1,332,025
Loss from operations	(1,226,071)	(1,330,590)
Other income (expense):		
Interest, net	(87,286)	(5,312)
Total other expense	(87,286)	(5,312)
Net loss before income taxes	(1,313,357)	(1,335,902)
Provison for income taxes	-	-
Net loss	$ (1,313,357)	$ (1,335,902)
Net loss per share - basic and diluted	$ (0.13)	$ (0.22)
Weighted average shares outstanding-		
basic and diluted	10,133,709	6,197,026

See accompanying notes to financial statements.

Jetson AI, Inc.
Statement of Stockholders' Equity
December 31, 2020
(unaudited)

	Common Stock	
	Shares	**Amount**
Balance at December 31, 2018	14,166,110 $	55,761 $
Stock-based compensation - stock grants	900,000	35,325
Stock-based compensation - options		
Capital contribution receivable		
Issuance costs		
Net loss for the year		
Balance at December 31, 2019	15,066,110 $	91,086 $
Stock-based compensation - stock grants		
Stock-based compensation - options		
Common stock vested		28,275
Net loss for the year		
Balance at December 31, 2020	15,066,110 $	119,361 $

See accompanying notes to financial statements.

Statements of Cash Flow

For the Years Ended December 31,

	2020	2019
	(unaudited)	
Cash flows from operating activities		
Net loss	$ (1,313,357)	$ (1,335,902)
Adjustments to reconcile net loss to net cash used in operating activities:		
Stock-based compensation - options	32,431	24,550
Stock-based compensation - stock grants	85,811	300,679
Common stock vested		
Changes in operating assets and liabilities:		
Accounts receivable	-	-
Due from related party	(86,354)	90
Other deposits	5,500	(5,500)
Accounts payable and accrued expenses	(26,663)	(26,184)
Net cash used in operating activities	(1,302,632)	(1,042,267)
Cash flows from investing activities		
Cash paid for patents and trademarks	-	(26,188)
Net cash flows from investing activities	-	(26,188)
Cash flows from financing activities		
Proceeds from stock contribution receivable	-	399,716
Proceeds from investment in common stock	-	-
Proceeds from loans payable	552,412	-
Proceeds from PPP loan payable	100,458	
Proceeds from issuance of crowd notes	-	1,070,000
Offering costs	-	(3,169)
Proceeds from convertible notes	-	200,000
Proceeds from SAFE note	-	50,000
Net cash provided by financing activities	652,869	1,716,547
Net increase in cash	(649,763)	$ 648,092
Cash at the beginning of the year	649,763	1,671
Cash at the end of the year	(0)	$ 649,763
Supplemental disclosures of cash flow information:		
Cash paid for interest	$ -	$ 1,766
Cash paid for income taxes	$ -	$ -

See accompanying notes to financial statements.

NOTES TO FINANCIAL STATEMENTS
December 31, 2020 and 2019

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

Jetson AI, Inc. ("the Company") is a corporation organized under the laws of the State of Delaware on June 16, 2017 and domiciled in New York. The Company develops voice activated software for use in the restaurant, hospitality, retail and other industries.

NOTE B – GOING CONCERN MATTERS

The financial statements have been prepared on the going concern basis, which assumes that the Company will continue in operation for the foreseeable future. However, management has identified the following conditions and events that created substantial doubt about the ability of the Company to continue as a going concern.

The Company has an accumulated deficit of $3,595,325 as of December 31, 2020. The Company had net losses of $1,313,357 and $1,335,902 for the years ended December 31, 2020 and 2019, respectively. The Company had a working capital deficit of $110,529 on December 31, 2020 The Company has not yet generated significant revenues and incurred operating expenses of $1,226,509 and $1,330,590 for the years ended December 31, 2020 and 2019, respectively. Management's plans to mitigate the conditions and events that raise substantial doubt about the Company's ability to continue as a going concern include plans to raise additional funds to meet obligations through various capital fund-raising efforts. The Company's ability to meet its obligations as they become due is dependent upon the success of management's plans. These conditions and events create substantial doubt about the ability of the Company to continue as a going concern through the next 12 months. The financial statements do not include any adjustments that the transaction, as this is more reliable than the fair value of the services r

Our business, results of operations, and financial condition may be impacted by the coronavirus (COVID-19) outbreak. With respect to the ongoing and evolving coronavirus (COVID-19) outbreak, which was designated as a pandemic by the World Health Organization on March 11, 2020, the outbreak has caused substantial disruption in international and U.S. economies and markets. The outbreak has potential to have an adverse impact on the entertainment industry and, if repercussions of the outbreak are prolonged, could have a significant adverse impact on our business, which could be material. The Company's management cannot at this point estimate the impact of the outbreak on its business and no provision for this outbreak is reflected in the accompanying financial statements.

NOTE C – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Significant Risks and Uncertainties

The Company is subject to customary risks and uncertainties associated with development of new technology including, but not limited to, the need for protection of proprietary technology, dependence on key personnel, costs of services provided by third parties, the need to obtain additional financing and limited operating history. The Company currently has few products for commercialization, and there can be no assurance that the Company's research and development will be successfully commercialized. Developing and commercializing a product requires significant capital, and based on the current operating plan, the Company expects to continue to incur operating losses as well as cash outflows from operations in the near term.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could vary from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months of less when purchased. The Company had a cash balance in excess of FDIC insured amounts of $0 as of December 31, 2020.

Fair Value of Financial Instruments

For purpose of this disclosure, the fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced sale or liquidation. The carrying amount of the Company's short-term financial instruments approximates fair value due to the relatively short period to maturity for these instruments.

Accounts Receivable and Allowance for Doubtful Accounts

The accounts receivable are stated at the amount management expects to collect from outstanding balances. The Company generally does not require collateral to support customer receivables. The Company provides an allowance for doubtful accounts based upon a review of the outstanding accounts receivable, historical collection information and existing economic conditions. The Company determines if receivables are past due based on days outstanding, and amounts are written off when determined to be uncollectible by management. The maximum accounting loss from the credit risk associated with accounts receivable is the amount of the receivable recorded, which is the face amount of the receivable net of the allowance for doubtful accounts. As of December 31, 2020 and 2019, the allowance for doubtful accounts was $0 and $0, respectively.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for major additions and betterments are capitalized. Maintenance and repairs are charged to operations as incurred. Depreciation is computed by the straight-line method (after taking into account their respective estimated residual values) over the estimated useful lives of the respective assets as follows:

	Estimated Useful Life (Years)
Computer equipment	3
Equipment	5
Furniture and fixtures	7
Leasehold improvements	*

(*) Amortized on a straight-line basis over the term of the lease or the estimated useful lives, whichever period is shorter.

Upon sale or retirement of property and equipment, the related cost and accumulated depreciation are removed from the accounts and any gain or loss is reflected in the statements of operations.

The Company capitalizes assets with an expected useful life of one year or more and an original purchase price of $2,500 or more. Depreciation is calculated on a straight-line basis over the estimated useful life of each asset.

Revenue

The Company recognizes revenue in accordance with ASC 606, *Revenues from Contracts with Customers.* Revenues are recognized based upon the following criteria:

1.   Identify the contract with a customer.

2.   Identify the performance obligations in the contract.

3.   Determine the transaction price.

4.   Allocate the transaction price to performance obligations in the contract.

5.   Recognize revenue when or as the Company satisfies a performance obligation.

The Company's revenues are basically on a monthly subscription basis. Revenues are recognized as payment is received. Revenues cease when the customer stops its subscription.

Development Costs and Research and Development Expenses

The Company has expensed research and development costs in the periods in which incurred. As of December 31, 2019 and 2018, the Company expensed as research and development costs of approximately $560,348 and $560,012, respectively.

Deferred Offering Costs

The Company complies with the requirements of FASB ASC 340-10-S99-1 with regards to offering costs. Prior to the completion of an offering, offering costs are capitalized. The deferred offering costs are charged to additional paid-in capital or as a discount to debt, as applicable, upon the completion of an offering or to expense if the offering is not completed.

Deferred Costs

The Company has deferred certain legal expenses in the pursuit of obtaining patents for its technology. The total amount of costs capitalized as of December 31, 2020 and 2019 was $26,188, respectively. The deferred costs will be treated as an intangible asset upon the successful grant of the patent and amortized over the useful life of the patent. If the grant of a patent proves to be unsuccessful, then the deferred costs will be subject to impairment or write off.

Rent

During 2018, the Company occupied leased office space. In early 2019 the Company and its landlord agreed to cancel the lease and grant a mutual release. In 2019 the Company leased office expense on a month-to-month basis. There are no future minimum lease payments due under the lease. No right of use asset or liability has been recorded.

Advertising

The Company records advertising expenses in the year incurred.

Equity Based Compensation

During 2018, the Company adopted an equity incentive plan ("the Plan") for the purpose of attracting and retaining highly qualified personnel. The Company reserved 1,500,000 shares of its common stock for issuance under the Plan. The Company accounts for stock options issued to employees under ASC 718 *Stock Compensation.* Under ASC 718 share-based compensation expense to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company adopted ASU 2018-07, which permits the measurement of stock options at their intrinsic value, instead of fair value. An option's intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that the option compensation granted by the Company may have an intrinsic value of $0. The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid-in capital.

Income Taxes

The Company follows the asset and liability method of accounting for income taxes under FASB ASC 740, "*Income Taxes* ." Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred income tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that included the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

FASB ASC 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by taxing authorities. There were no unrecognized tax benefits as of December 31, 2019 and 2018. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. No amounts were accrued for the payment of interest and penalties as of December 31, 2019 and 2018. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position. The Company is subject to income tax examinations by major taxing authorities since inception.

The Company may be subject to potential examination by federal, state, and city taxing authorities in the areas of income taxes. These potential examinations may include questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions, and compliance with federal, state, and city tax laws. The Company's management does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months.

Earnings per Share

Earnings per share ("EPS") is the amount of earnings attributable to each share of common stock. For convenience, the term is used to refer to either earnings or loss per share. EPS is computed pursuant to Section 260-10-45 of the FASB Accounting Standards Codification. Pursuant to ASC Paragraphs 260-10-45-10 through 260-10-45-16, basic EPS shall be computed by dividing income available to common stockholders (the numerator) by the weighted- average number of common shares outstanding (the denominator) during the period. Common shares subject to forfeiture are excluded from the calculation of weighted average common shares outstanding. Income available to common stockholders shall be computed by deducting both the dividends declared in the period on preferred stock (whether or not paid) and the dividends accumulated for the period on cumulative preferred stock (whether or not earned) from income from continuing operations (if that amount appears in the income statement) and also from net income. The computatimight be necessary should the Company be unable to continue as a going concern.nominator is increased to include the number of additional common shares that would have been outstanding if the dilutive potential common shares had been issued during the period to reflect the potential dilution that could occur from common shares issuable through contingent shares issuance arrangement, stock options or warrants. The Company is in a net loss position for both periods presented, diluted and basic loss per share are the same.

Recently Adopted Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discuss, the Company believes that the impact of recently issued standards will not have a material effect on its financial position or results of operations upon adoption.

In August 2018, the FASB issued Accounting Standards Update (ASU) 2018-13, *"Fair Value Measurement (Topic 820): Disclosure Framework - Changes to the Disclosure Requirements for Fair Value Measurement",* which changes the fair value measurement disclosure requirements of ASC 820. This update is effective for fiscal years beginning after December 15, 2019, and for interim periods within those fiscal years. The adoption of ASU 2018-13 did not have a material impact on the Company's financial statement presentation or disclosures.

Recently Issued Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discuss, the Company believes that the impact of recently issued standards will not have a material effect on its financial position or results of operations upon adoption.

In February 2016 the FASB issued ASU 2016-02, *Leases (Topic 842),* which supersedes the guidance in ASC 840, *Leases.* The new standard requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease. A lessee is also required to record a right-of-use asset and lease liability for all leases with a term of greater than 12 months regardless of their classification. Leases with a term of 12 months or less will be accounted for similar to existing guidance for operating leases today. This guidance is effective for annual reporting periods beginning after December 15, 2021 for non-public companies. The Company has elected not to early adopt this standard.

In December 2019, the FASB issued ASU 2019-12, *Income Taxes(Topic 740): "Simplifying the Accounting for Income Taxes"* , which is intended to simplify the accounting for income taxes by removing certain exceptions to the general principles in Topic 740 and by clarifying and amending existing guidance to improve consistent application. This ASU is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020. Early adoption is permitted. Certain amendments within this ASU are required to be applied on a retrospective basis, certain other amendments are required to be applied on a modified retrospective basis and all other amendments on a prospective basis. The Company is currently evaluating the impact the adoption of this standard will have on the consolidated financial statements.

NOTE D – FAIR VALUE MEASUREMENTS

The Company follows ASC 820-10 of the FASB Accounting Standards Codification to measure the fair value of its financial instruments and disclosures about fair value of its financial instruments. ASC 820-10 establishes a framework for measuring fair value in accounting principles generally accepted in the United States of America (U.S. GAAP), and expands disclosures about fair value measurements. To increase consistency and comparability in fair value measurements and related disclosures, ASC 820-10 establishes a fair value hierarchy which prioritizes the inputs to valuation techniques used to measure fair value into three (3) broad levels. The three (3) levels of fair value hierarchy defined by ASC 820-10 are described below:

Level 1	Quoted market prices available in active markets for identical assets or liabilities as of the reporting date.
Level 2	Pricing inputs other than quoted prices in active markets included in Level 1, which are either directly or indirectly observable as of the reporting date.
Level 3	Pricing inputs that are generally unobservable inputs and not corroborated by market data.

Financial assets are considered Level 3 when their fair values are determined using pricing models, discounted cash flow methodologies or similar techniques and at least one significant model assumption or input is unobservable.

The fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. If the inputs used to measure the financial assets and liabilities fall within more than one level described above, the categorization is based on the lowest level input that is significant to the fair value measurement of the instrument.

The carrying amounts of the Company's financial assets and liabilities, such as cash, accounts receivable, inventory, prepaid expenses and other current assets, accounts payable and accrued expenses approximate their fair values because of the short maturity of these instruments.

Transactions involving related parties typically cannot be presumed to be carried out on an arm's-length basis, as the requisite conditions of competitive, free-market dealings may not exist.

NOTE E- CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high-quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

NOTE F – STOCKHOLDERS' DEFICIT

The Company originally filed its Certification of Incorporation on June 16, 2017. Subsequently, on February 22, 2018 the Company filed an Amended and Restated Certificate of Incorporation increasing the authorized shares of common stock to 20,000,000 and authorized a 12,000 to 1 stock split on the issued and outstanding common stock. The par value of the common stock is $0.01. All share amounts shown herein have been presented to retroactively reflect the stock split under FASB ASC 505-10-S99-4.

The Company has authorized 20,000,000 shares of common stock of which 15,066,110 shares were issued and outstanding as of December 31, 2020 and 2019, respectively. The vested common shares issued as of December 31, 2020 and 2019 were 11,936,110 and 9,108,610, respectively. As of December 31, 2020, 3,130,000 shares of common stock remain subject to vesting.

On February 16, 2018 the founder and CEO was granted 9,960,000 shares of common stock (post stock split). Other advisors were issued (post stock split) 960,000 shares of common stock. Stock-based compensation of $37,205 and $48,810 was recorded as of December 31, 2020 and 2019, respectively. The shares of common stock issued in these stock grants are subject to repurchase options at $0.01 over a four-year vesting period. The Company valued the stock grants based on the cash issuance prices effective at the time of the stock grants. The total fair value of the cumulative stock grants was estimated to be $318,150 at the time of the stock grants.

The Company issued 900,000 shares of common stock during 2019 to a former employee and officer and to an advisor and investor. Stock-based compensation expense was recognized in the amount of $309,150 relating to these transactions.

Total stock-based compensation expense related to the stock grants was $85,812 and $300,679 during the years ended December 31, 2020 and 2019, respectively, commensurate with the vesting of the common stock grants. The Company has $48,475 of unrecognized stock-based compensation expense on these stock grants as of December 31, 2020, which amount is expected to be expensed upon vesting in the years 2021 and 2022.

NOTE G – 2018 OMNIBUS STOCK INCENTIVE PLAN

The Company approved the 2018 Stock Incentive Plan ("Plan") in 2018 reserving 1,500,000 shares of common stock, of which 1,075,000 shares remain available for issuance as of December 31, 2019. The Company granted options to employees to purchase 300,000 shares of the Company's common stock on April 2, 2018 and 125,000 shares in 2019. The options have an exercise price of $0.06 per share, a term of 5 years and a 4-year vesting. The options have an aggregated fair value of $129,725 that was calculated using the Black-Scholes option-pricing model based on the assumptions below as of the grant date. The number of options that was available for issuance as of December 31, 2020 were 1,075,000.

During the years ended December 31, 2020 and 2019, the Company recorded total stock-based compensation expense related to the options of $32,431 and $24,550, respectively. The unrecognized expense as of December 31, 2020 was $28,844, which will be recognized over a weighted average period of 21 months.

The following is a summary of the Company's option activity:

	Options	Weighted Average Exercise Price
Outstanding – January 1, 2019	300,000	$0.06
Exercisable – January 1, 2019	50,000	$0.06
Granted	0	0
Exercised	0	0
Cancelled/Expired	0	0
Outstanding – December 31, 2019	425,000	$0.06
Exercisable – December 31, 2019	128,646	$0.06
Granted	0	
Exercised	0	
Cancelled/Expired	0	
Outstanding – December 31, 2020	425,000	$0.06
Exercisable – December 31, 2020	269,375	$0.06

Exercise Price	Number Outstanding		Weighted Average Remaining Contractual Life (in years)
December 31, 2020			
$0.06	425,000	8	7.70
December 31, 2019			
$0.06	425,000	9	8.70

At December 31, 2020, the total intrinsic value of the options outstanding and exercisable was $161,015.

On April 2, 2018 the Company granted options to employees to purchase 300,000 shares of the Company's common stock. The options were with an exercise price of $0.06 per share, a term of 5 years and a 4-year vesting period with annual vesting over the 4-year vesting period. The options have an aggregated fair value of $91,800 that was calculated using the Black-Scholes option-pricing model based on the assumptions below as of the grant date.

	December 31, 2018
Risk-free interest rate	2.55%
Expected life of grants	6.25 years
Expected volatility of underlying stock	50%
Dividends	0%

On October 28, 2019 the Company granted options to employees to purchase 50,000 shares of the Company's common stock. The options were with an exercise price of $0.06 per share, a term of 5 years and a 4-year vesting period with annual vesting over the 4-year vesting period. The options have an aggregated fair value of $15,200 that was calculated using the Black-Scholes option-pricing model based on the assumptions below as of the grant date.

	December 31, 2019
Risk-free interest rate	1.66%
Expected life of grants	6.25 years
Expected volatility of underlying stock	50%
Dividends	0%

On November 1, 2019 the Company granted options to employees to purchase 75,000 shares of the Company's common stock. The options were with an exercise price of $0.06 per share, a term of 5 years and a 4-year vesting period with annual vesting over the 4-year vesting period. The options have an aggregated fair value of $22,725 that was calculated using the Black-Scholes option-pricing model based on the assumptions below as of the grant date.

	December 31, 2019
Risk-free interest rate	1.55%
Expected life of grants	6.25 years
Expected volatility of underlying stock	50%
Dividends	0%

NOTE H – DEBT, COMMITMENTS AND CONTINGENCIES
Convertible Debentures

Effective June 7, 2019, the Company entered into an unsecured Convertible Promissory Note Financing Agreement ("Agreement") with third party individual in the amount of $100,000. The interest rate is 4% per annum payable at maturity and has a term of 24 months. Upon the consummation of an equity financing resulting in raising gross proceeds to the Company of at least $2,500,000, all outstanding principal and accrued interest shall be automatically converted into the equity securities being sold by the Company. The price per share to be determined based on a pre-money fully diluted entity valuation of $6,000,000 (Capped Conversion Price). The note holder may convert all outstanding principal and accrued interest into shares of the Company's common stock equal to the quotient of (A) the aggregate amount of outstanding principal and accrued and unpaid interest divided by (B) the Capped Conversion Price. If the Company shall consummate an equity financing that is not a qualified financing, the investor may converthe transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid-in capital.arrants. The Company is in a net loss position for both periods presented, diluted and basic loss

Effective August 15, 2019, the Company entered into an unsecured Convertible Promissory Note Financing Agreement ("Agreement") with third party investor in the amount of $100,000. The interest rate is 4% per annum payable at maturity and has a term of 24 months. Upon the consummation of an equity financing resulting in raising gross proceeds to the Company of at least $2,500,000, all outstanding principal and accrued interest shall be automatically converted into the equity securities being sold by the Company. The price per share to be determined based on a pre-money fully diluted entity valuation of $6,000,000 (Capped Conversion Price). The note holder may convert all outstanding principal and accrued interest into shares of the Company's common stock equal to the quotient of (A) the aggregate amount of outstanding principal and accrued and unpaid interest divided by (B) the Capped Conversion Price. If the Company shall consummate an equity financing that is not a qualified financing, the investor may convethe transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid-in capital.arrants. The Company is in a net loss position for both periods presented, diluted and basic loss

Litigation

In 2019 the Company utilized the services of various payroll providers. The Company failed due to cash flow issues to reimburse one such provider for payroll expenses and applicable taxes and fees. The payroll provider brought suit against the Company in the Supreme Court of the State of New York seeking payment for these costs. The Company waived its right to trial and stipulated to the amount to be paid. The case was settled on January 28, 2020. The Company agreed to pay $36,561 on the account, which amount was accrued as of December 31, 2019. The Company paid $10,968 on January 29, 2020 and continues to pay $1,000 per month until the balance is paid in full. The balance of this liability as of December 31, 2020 was approximately $11,593.

Regulation CF Funding

The Company completed a Regulation CF funding round in 2019 receiving net proceeds of $1,066,831. The Company issued Crowd Notes that are convertible into the Company's equity. The Crowd Notes are not freely tradable until one year from the initial purchase date but may have limitations as there is no public market for the Crowd Notes. The conversion terms of the Crowd Notes: a) 20% discount at the election of the Company for non-major investors (valuation cap of $8,000,000) and upon a $1,000,000 preferred stock round for major investors; b) corporate transaction conversion at two times the purchase price. The total amount raised in the Regulation CF was $1,070,000.

Loan payable

The Company entered into a short-term loan with the same individual who made a convertible note of $100,000. The loan amount totaled $15,000 with a 36% per annum interest rate. The loan was repaid with interest on 10/12/2019. The Company recorded $1,125 of interest expense.

The Company entered into a short-term unsecured loan payable with a third party associated with the Reg CF fund raise in the amount of $75,000 bearing an interest rate of 24% per annum. The loan was repaid with interest in the amount of $641.

A Director of the Company received 120,000 shares of common stock in 2018, which vest over a two-year period. In February 2019 the Director entered into a Simple Agreement for Future Equity ("SAFE") note arrangement with the Company in which the Director paid the Company $50,000 entitling him to a 10% discount on the future purchase of the Company's equity. If there is an equity financing prior to the termination of the SAFE, then the SAFE converts into the number of shares of SAFE preferred stock equal to the purchase amount divided by the discount price. If there is a liquidity event prior to the termination of the SAFE, then the SAFE will be entitled to receive a portion of the proceeds equal to the greater of (i) the purchase amount or (ii) the amount payable on the number of shares of common stock equal to the purchase amount divided by the liquidity price. If there is a dissolution event before the termination of the SAFE, the Investor will be entitled to receive a portion of proceeds equal to the cash-the transac

On August 25, 2020 the Company entered into a short-term unsecured debt with a shareholder for $100,000 with an interest rate of 60% per annum. As of December 31, 2020, the Company had accrued interest expense of $21,041.

On August 28, 2020 the Company entered into a short-term unsecured debt with a shareholder for $100,000 with an interest rate of 60% per annum. As of December 31, 2020, the Company had accrued interest expense of $20,055.

On October 30, 2020 the Company entered into a short-term unsecured debt with a third party for $50,000 with an interest rate of 4% per annum. As of December 31, 2020, the Company had accrued interest expense of $340.

On November 9, 2020 the Company entered into a short-term unsecured debt with a third party for $150,000 with an interest rate of 4% per annum. As of December 31, 2020, the Company had accrued interest expense of $855.

On December 15, 2020 the Company entered into a short-term unsecured debt with a third party for $50,000 adding to the loan as of July 10, 2020 of $100,000 with an interest rate of 4% per annum. As of December 31, 2020, the Company had accrued interest expense of $1,995.

NOTE I - RELATED PARTY TRANSACTIONS

The CEO made an initial investment in the Company of $5,000 in early 2018. He received two short-term advances of $5,000 during 2019 and incurred some personal expenses paid by the Company. The Company applied the initial investment of $5,000 against the amounts due from the officer in 2019. Further borrowings occurred in 2020, and a formal note was executed with a term of three years and an annual interest rate of 6%. The loan is collateralized by common stock. As of December 31, 2020 and 2019, the amounts due from the officer were $86,354 and $2,256, respectively.

A Director of the Company received 120,000 shares of common stock in 2018, which vest over a two-year period. In February 2019 the Director entered into a Simple Agreement for Future Equity ("SAFE") note arrangement with the Company in which the Director paid the Company $50,000 entitling him to a 10% discount on the future purchase of the Company's equity.

On May 18, 2019 a former officer of the Company received a stock grant of 750,000 shares of common stock, which vested immediately. The Company recorded stock-based compensation expense of $257,625 relating to this transaction.

NOTE J – INCOME TAXES

As of December 31, 2020, the Company has available for U.S. federal income tax purposes a net operating loss (“NOL”) carryforward of approximately $3,069,000 that may be used to offset future taxable income. If not used, these NOLs may be subject to limitation under Internal Revenue Code Section 382 should there be a greater than 50% ownership change as determined under the regulations. The Company plans on undertaking a detailed analysis of any historical and/or current Section 382 ownership changes that may limit the utilization of the net operating loss carryovers. No tax benefit has been reported with respect to these net operating loss carryforwards in the accompanying financial statements since the Company believes that the realization of its net deferred tax asset of approximately $644,000 was not considered more likely than not and accordingly, the potential tax benefits of the net loss carryforwards are fully offset by a valuation allowance of $644,000. The Company cannot utilize these NOLs by carryithe transaction, as this is more reliable than the

Deferred tax assets consist primarily of the tax effect of NOL carry-forwards. The Company has provided a full valuation allowance on the deferred tax assets because of the uncertainty regarding its realizability. In assessing the realization of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon future generation for taxable income during the periods in which temporary differences representing net future deductible amounts become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. After consideration of all the information available, management believes that significant uncertainty exists with respect to future realization of the deferred tax assets and has therefore established a full valuation allowance. The valuation allowancthe transaction, as this is more reliable than the fair value of the services received. The fair value is measur

The Company evaluated the provisions of ASC 740 related to the accounting for uncertainty in income taxes recognized in an enterprise's financial statements. ASC 740 prescribes a comprehensive model for how a company should recognize, present, and disclose uncertain positions that the Company has taken or expects to take in its tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. Differences between tax positions taken or expected to be taken in a tax return and the net benefit recognized and measured pursuant to the interpretation are referred to as "unrecognized benefits." A liability is recognized (or amount of net operating loss carry forward or amount of tax refundable is reduced) for unrecognized tax benefit because it represents an enterprise's potential future obligation to the taxing authority for a tax position that was not recognized as a result of applying the provisions of ASC 740.

If applicable, interest costs related to the unrecognized tax benefits are required to be calculated and would be classified as Other expenses – Interest expense in the statement of operations. Penalties would be recognized as a component of General and administrative expenses.

No material interest or penalties on unpaid tax were recorded during the years ended December 31, 2020 and 2019. As of December 31, 2020 and 2019, no liability for unrecognized tax benefits was required to be reported. The Company does not expect any significant changes in its unrecognized tax benefits in the next year.

Components of deferred tax assets are as follows:

	December 31,	
	2020	2019
Net deferred tax assets – Non-current:		
Expected Income tax benefit from NOL carry-forwards	$ 644,000	$ 502,000
Less valuation allowance	(644,000)	(502,000)
Deferred tax assets, net of valuation allowance	$ -	$ -

Income Tax Provision in the Statements of Operations

A reconciliation of the federal statutory income tax rate and the effective income tax rate as a percentage of income before income taxes is as follows:

	For the Years Ended December 31,	
	2020	2019
Federal and state statutory income tax rate	27.50%	27.50%
Change in valuation allowance on net operating loss carry-forwards	-27.50%	-27.50%
Effective income tax rate	0.00%	0.00%

NOTE K - SUBSEQUENT EVENTS

On February 15, 2021 the Company entered into a short-term note payable with an existing note holder in the amount of $50,000 and an annual interest rate of 4%.

In March 2021 the Company entered into an agreement with StartEngine Inc. in connection with a Regulation CF fund raising effort. The fund raising is currently in process.

Our business, results of operations, and financial condition may still be impacted by the Coronavirus (COVID-19) outbreak. With respect to the ongoing and evolving coronavirus (COVID-19) outbreak, which was designated as a pandemic by the World Health Organization on March 11, 2020, the outbreak has caused substantial disruption in international and U.S. economies and markets. The outbreak has potential to have an adverse impact on the entertainment industry and, if repercussions of the outbreak are prolonged, could have a significant adverse impact on our business, which could be material. The Company's management cannot at this point estimate the impact of the outbreak on its business and no provision for this outbreak is reflected in the accompanying financial statements.

Management considered events subsequent to the end of the period through April 30, 2021 and determined that no changes to the financial statements were warranted.

	Additional Paid in Captial	Capital Comntribution Receivable	Accumulated Deficit	Total
	1,142,509	$ (399,716)	$ (946,066)	$ (147,512)
	265,354			300,679
	24,550			24,550
		399,716		399,716
	(3,169)			(3,169)
			(1,335,902)	(1,335,902)
				-
	1,429,244	$ -	$ (2,281,968)	$ (761,638)
	85,811			85,811
	32,431			32,431
	(28,275)			-
			(1,313,357)	(1,313,357)
			1	1
	1,519,211	$ -	$ (3,595,325)	$ (1,956,753)

Weighted Average Fair Value of Grants	Number Exercisable	Weighted Average Fair Value of Grants
$0.304	234,896	$0.3040
$0.304	128,646	$0.3040

CERTIFICATION

    I, Peter Peng, Principal Executive Officer of Jetson AI Inc., hereby certify that the financial statements of Jetson AI Inc. included in this Report are true and complete in all material respects.

Peter Peng

Principal Executive Officer